SUPPLEMENT Dated February 1, 2010
To the Prospectus Dated February 1, 2010

ING Select Rate
Issued By ING Life Insurance and Annuity Company

> *This supplement updates the prospectus for your annuity contract. Please read this supplement carefully and keep it with your copy of the prospectus for future reference. If you have any questions, please call our Customer Service Center at (888) 854-5950.*

1. <u>**Currently, Initial Guarantee Periods of 5 to 10 years are available.**</u> On pages 1 and 13, the table of Guarantee Periods is hereby updated with the following – along with conforming changes to the first paragraph under "The Annuity Contract" on page 10:

Initial Guarantee Periods	Guarantee Periods for Renewals
5 to 10 years (5, 6, 7 etc.)	**1 year**
➔ <u>You select</u> the Initial Guarantee Period for the Single Premium.	➔ <u>We automatically apply</u> the Accumulation Value to the 1-year Guarantee Period at the end of the Initial Guarantee Period, or each succeeding Guarantee Period, as applicable, until you give us alternative instructions.
○ **IMPORTANT NOTE:** The Initial Guarantee Period is limited to 5 years if the Owner is age 76 to 80.	○ **IMPORTANT NOTE:** For Contracts issued in Illinois, no renewals are permitted. See pages 14 and 21.

2. On pages 5 and 8, the table of Surrender Charges is hereby replaced with the following:

Guarantee Period	Surrender Charge Schedule – Contract Year									
	1	2	3	4	5	6	7	8	9	10
5	8%	7%	6%	5%	4%	0	0	0	0	0
6	8%	7%	6%	5%	4%	3%	0	0	0	0
7	8%	7%	6%	5%	4%	3%	2%	0	0	0
8	8%	7%	6%	5%	4%	3%	2%	1%	0	0
9	8%	7%	6%	5%	4%	3%	2%	1%	0	0
10	8%	7%	6%	5%	4%	3%	2%	1%	0	0

3. <u>**For Contracts issued in Minnesota and Tennessee**</u>, the prescribed period during which you may return the Contract for any reason or no reason at all is specified below. Under "Right to Examine and Return this Contract" on page 23, the state requirements table is hereby updated with the following addition:

Contract Issue State	Days for New Purchase and Amount Returned	Days for Replacement Purchase and Amount Returned
Minnesota	10 days Accumulation Value, adjusted for any MVA	30 days Single Premium paid less any Withdrawals
Tennessee	10 days Accumulation Value, adjusted for any MVA	20 days Single Premium paid less any Withdrawals